Exhibit 99.161

mCloud Closes US$1.870 Million Second Tranche of Convertible Equity Debenture Totaling US$4.668 Million in Aggregate

  Retains American Trust Investment Services, a 60 year old firm with over 100 years of senior management experience developing growth companies, to assist with market visibility in the United States
  Also announces signing of AssetCare™️ building contract in British Columbia, Canada delivering full indoor air quality solution with six SecureAire active air purification units
  Connected Buildings segment sees solid traction in New York, California, and now British Columbia

VANCOUVER, Jan. 4, 2021 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, and artificial intelligence ("AI"), today announced it had closed the second tranche of its private placement offering, as previously announced on December 7, 2020 (the "Offering") of convertible unsecured subordinated debentures (the "Debentures") at a price of US$100 per Debenture for gross proceeds of US$1.870 million. The Company has raised an aggregate of US$4.668 million pursuant to the Offering. At its discretion, the Company expects to complete one or more additional tranches of the Offering.

The Company also announced today it is retaining American Trust Investment Services, Inc. ("American Trust"), a mid-western boutique broker-dealer with 60 years of successfully providing investment advice and financial services. American Trust serves the Company as a key strategic partner in securing long-term capital and will play an active role in mCloud's path to listing on the NASDAQ.

In connection with the completion of the first and second tranches of the Offering, the Company has agreed to compensate American Trust for its services and for referring potential purchasers in the Offering to the Company. American Trust received: i) an aggregate of US$231,900 as cash compensation; ii) 2,027 broker warrants, each exercisable for a common share of the Company (a "Common Share") at a price of US$1.48 per Common Share; and iii) 73,314 broker warrants, each exercisable for a Common Share at a price of US$1.53 per Common Share.

Further to the Company's news release on December 22, 2020 regarding the Company's commercial buildings campaign in New York and California, mCloud was pleased to announce today it had signed a new AssetCare contract connecting a large commercial property in British Columbia, Canada to the Company's indoor air quality (or "IAQ") solution, with advanced AI-driven IAQ monitoring and active air purification from six connected air filtration units from SecureAire, an mCloud partner.

SecureAire technology has been tested by researchers at the University of Colorado and is used at 60 hospitals and numerous other safety critical environments across North America. It is based on semiconductor clean room technology and takes advantage of the ventilation managed by AssetCare's AI to drive airborne contaminants to an electrostatic field that supplies the necessary voltage to oxidize and kill certain ultrafine pathogens and viruses.

This new customer joins a number of other businesses in British Columbia who are already benefiting from AssetCare in driving improved air safety.

"mCloud's Connected Buildings segment is robustly positioned for growth in 2021 with vectors for success in New York, California, and now British Columbia," said Russ McMeekin, mCloud Co-Founder, President and CEO. "mCloud's AssetCare IAQ capabilities and simple Results-as-a-Service subscription model are well suited to help businesses comply with British Columbia's new gold standard for returning to work."

"We are also very pleased to have the incredibly experienced team at American Trust as partners in the United States," McMeekin added. "We are building a very strong US shareholder base, which will serve mCloud and all our shareholders globally well in 2021 and beyond."

About the Debentures

The Debentures will bear interest from each applicable issuance date at 8% per annum, calculated and paid quarterly on the last day of December, March, June and September of each year. Interest will be paid in Common Shares or cash at the election of the Company. The first interest payment will be made on March 31, 2021 and will consist of interest accrued from and including the closing of each tranche of the Offering (each, a "Closing Date") to March 31, 2021. The Debentures will mature on the date that is 36 months following the Closing Date (the "Maturity Date").

The principal amount of the Debentures will be convertible into Common Shares (each, a "Debenture Share") at the option of the holder at any time prior to the close of business on the last business day immediately preceding the Maturity Date. The conversion price per Debenture Share is 110% of the lower of i) the volume weighted average trading price of the Common Shares on the TSX Venture Exchange for the five trading days preceding the Closing Date and ii) the closing price of the Common Shares on the TSX Venture Exchange on the day prior to the Closing Date, subject to adjustment in certain events (the "Conversion Price"). The Conversion Price of the Debentures issued under the second tranche of the Offering is US$1.53 per Debenture Share.

The principal amount of Debentures outstanding will be repayable in Common Shares or cash at the election of the Company on the Maturity Date.

The net proceeds from the Offering will be used for working capital purposes. All securities issued under the Offering will be subject to a statutory four month hold period. The Offering is subject to the final approval of the TSX Venture Exchange.

This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in the United States. The securities issued under the Offering have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws, and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to the Offering, the closing of additional tranches under the Offering, final approval of the TSX Venture Exchange for the Offering, and growth in its AssetCare business for air quality.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to several risks as discussed under the heading "Risk Factors" on pages 29 to 46 of the Company's filing statement dated October 5, 2017. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/January2021/04/c3693.html

%SEDAR: 00033047E

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 04-JAN-21